UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
PFSweb, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
717098206
(CUSIP Number)
W. Tom Donaldson III, Esq.
McGuireWoods LLP
201 North Tryon Street, Suite 2700
Charlotte, North Carolina 28202
(704) 343-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 1, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	717098206	SCHEDULE 13D	Page	2	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morehead Opportunity Fund, LP EIN 92-0202197

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	717098206	SCHEDULE 13D	Page	3	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quinton Maynard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	717098206	Page	4	of	5
     This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed by Morehead Opportunity Fund, LP, a Delaware limited partnership (“Morehead Opportunity Fund”) and Quinton Maynard (“Mr. Maynard” and together with Morehead Opportunity Fund, the “Reporting Persons”) with the Securities and Exchange Commission on October 15, 2008 relating to the shares of common stock (the “Shares”), of PFSweb, Inc., a Delaware corporation (“Issuer”). The principal executive office of the Issuer is located at 500 North Central Expressway, Plano, Texas. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed such terms in the Schedule 13D filed on October 15, 2008.
     This Amendment is being filed to report the transfers, as set forth below, of Shares by the Reporting Persons that resulted in the Reporting Persons beneficially owning less than 5% of the outstanding common stock of the Issuer. Item 5 is hereby amended and restated as follows:
Item 5. Interest in Securities of the Issuer
     (a) As of the close of business on September 1, 2009, the Reporting Persons beneficially owned 0 Shares of the Issuer.
     (b) See paragraph (a) above.
     (c) The following sales of Shares have been made by the Reporting Persons in the past 60 days:

		Average Price
Date	Shares Sold	(including commissions)
09/01/09	25,922	1.4785
09/01/09	500,000	1.4000
09/01/09	190,000	1.4000
     These transactions were the only transactions in the Shares effected during the last 60 days by the Reporting Persons and, to the knowledge of the Reporting Persons, Morehead Capital Advisors.
     (d) None.
     (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MOREHEAD OPPORTUNITY FUND, LP
Date: September 8, 2009	By:	MOREHEAD CAPITAL ADVISORS I, LLC

	By:	/s/ Quinton Maynard
Name: Quinton Maynard
Title: Manager

/s/ Quinton Maynard
Quinton Maynard